UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Neptune Wellness Solutions Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64077P108

(CUSIP number)

Richard Schottenfeld

800 Third Avenue, 10th Floor

New York, NY 10022

(212) 300-2200

(Name, address and telephone number of person authorized to receive notices and communications)

September 20, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64077P108

1.	NAME OF REPORTING PERSONS Richard P. Schottenfeld
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,337,540
	8.	SHARED VOTING POWER: 143,200
	9.	SOLE DISPOSITIVE POWER: 3,337,540
	10.	SHARED DISPOSITIVE POWER: 143,200

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,480,740
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (1)
14.	TYPE OF REPORTING PERSON* IN

(1)

Based on 79,262,689 shares of common stock issued and outstanding as of August 14, 2018, as reported in the Form 6-K of Neptune Technologies & Bioressources Inc. (the “Issuer”) filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2018.

CUSIP No. 64077P108

1.	NAME OF REPORTING PERSONS Schottenfeld Group GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 543,200
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 543,200

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 543,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (1)
14.	TYPE OF REPORTING PERSON* OO, HC

(1)	Based on 79,262,689 shares of common stock issued and outstanding as of August 14, 2018, as reported in the Issuer’s Form 6-K filed with the SEC on August 14, 2018.

CUSIP No. 64077P108

1.	NAME OF REPORTING PERSONS Schottenfeld Group Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 543,200
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 543,200

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 543,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (1)
14.	TYPE OF REPORTING PERSON* PN, HC

(1)	Based on 79,262,689 shares of common stock issued and outstanding as of August 14, 2018, as reported in the Issuer’s Form 6-K filed with the SEC on August 14, 2018.

CUSIP No. 64077P108

1.	NAME OF REPORTING PERSONS Koyote Capital Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 543,200
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 543,200

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 543,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (1)
14.	TYPE OF REPORTING PERSON* OO, HC

(1)	Based on 79,262,689 shares of common stock issued and outstanding as of August 14, 2018, as reported in the Issuer’s Form 6-K filed with the SEC on August 14, 2018.

CUSIP No. 64077P108

1.	NAME OF REPORTING PERSONS Koyote Trading LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 543,200
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 543,200
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 543,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (1)
14.	TYPE OF REPORTING PERSON* OO, BD

(1)	Based on 79,262,689 shares of common stock issued and outstanding as of August 14, 2018, as reported in the Issuer’s Form 6-K filed with the SEC on August 14, 2018.

CUSIP No. 64077P108

1.	NAME OF REPORTING PERSONS Winchester Holdings, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 2,806,140
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 2,806,140

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,806,140
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 79,262,689 shares of common stock issued and outstanding as of August 14, 2018, as reported in the Issuer’s Form 6-K filed with the SEC on August 14, 2018.

CUSIP No. 64077P108

1.	NAME OF REPORTING PERSONS Schottenfeld Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,806,140
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,806,140
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,806,140
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (1)
14.	TYPE OF REPORTING PERSON* PN

(1)	Based on 79,262,689 shares of common stock issued and outstanding as of August 14, 2018, as reported in the Issuer’s Form 6-K filed with the SEC on August 14, 2018.

Amendment No. 1 to Schedule 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Richard P. Schottenfeld, Koyote Trading LLC (“Koyote Trading”), Schottenfeld Associates, L.P. (“Schottenfeld Associates”), Schottenfeld Group GP LLC (“Schottenfeld GP”), Schottenfeld Group Holdings, L.P. (“Schottenfeld Holdings”), Koyote Capital Group LLC (“Koyote Group”), and Winchester Holdings, L.L.C. (“Winchester”) (collectively, the “Reporting Persons”) on July 12, 2016.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 1. Security and Issuer.

Item 1 of Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock (the “Common Stock”) of Neptune Wellness Solutions Inc., a Canadian corporation (the “Issuer”). Prior to September 21, 2018, the Issuer was known as Neptune Technologies & Bioressources Inc. The principal executive offices of the Issuer are located at: 545 Promende du Centropolis, Suite 100, Laval, Québec, Canada H7T 0A3.

This Schedule 13D relates to Common Stock of the Issuer purchased by Richard P. Schottenfeld in his affiliated personal accounts and by Mr. Schottenfeld indirectly through Koyote Trading LLC (“Koyote Trading”) and Schottenfeld Associates, L.P. (“Schottenfeld Associates”). This Schedule 13D also relates to the Common Stock of the Issuer purchased by each of Schottenfeld Group GP LLC (“Schottenfeld GP”), Schottenfeld Group Holdings, L.P. (“Schottenfeld Holdings”) and Koyote Capital Group LLC (“Koyote Group”) indirectly through Koyote Trading. Schottenfeld GP is the general partner of Schottenfeld Holdings, which wholly owns the Koyote Group, which in turn, is the manager and sole member of Koyote Trading. Mr. Schottenfeld is the manager and a member of Schottenfeld GP, and thus, Mr. Schottenfeld directs the control of each of Schottenfeld GP, Schottenfeld Holdings, Koyote Group and Koyote Trading. Mr. Schottenfeld also directly controls his trading portfolio within Koyote Trading. Furthermore, this Schedule 13D also relates to the Common Stock of the Issuer purchased by Winchester Holdings, L.L.C. (“Winchester”) indirectly through Schottenfeld Associates. Winchester is the general partner of Schottenfeld Associates, and Mr. Schottenfeld is the manager and a member of Winchester. As a result, Mr. Schottenfeld directs the control of Schottenfeld Associates through Winchester. Mr. Schottenfeld, as beneficial owner of the shares of Common Stock held directly in his affiliated personal accounts and indirectly by Koyote Trading and Schottenfeld Associates, may direct the vote and disposition of 3,480,740 shares of Common Stock. Schottenfeld GP, Schottenfeld Holdings, and Koyote Group, each as the beneficial owner of shares held by Koyote Trading, may each indirectly control the vote and disposition of 543,200 shares of Common Stock. Koyote Trading holds 543,200 shares of Common Stock and may direct the vote and disposition of those shares. Winchester, as the general partner of Schottenfeld Associates, indirectly controls 2,806,140 shares of Common Stock held by Schottenfeld Associates. Schottenfeld Associates holds 2,806,140 shares of Common Stock and may direct the vote and disposition of those shares. 143,200 of the shares of Common Stock held by Koyote Trading (the “Other Trader Shares”) are controlled by other traders within Koyote Trading, but are subject to Mr. Schottenfeld’s veto.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate purchase price (excluding commissions) of the 3,480,740 shares of Common Stock held directly and indirectly by Mr. Schottenfeld reported herein was approximately $5,398,628. Such shares of Common Stock were purchased with the working capital of Koyote Trading and Schottenfeld Associates in open market transactions through brokers, with the personal funds of Mr. Schottenfeld and with affiliated funds of Mr. Schottenfeld, Schottenfeld GP, Schottenfeld Holdings, Koyote Group and Winchester. The shares of Common Stock held by Koyote Trading are generally held in margin accounts with Goldman Sachs & Co. LLC.

ITEM 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

The percentages set forth below and on pages 2 through 8 hereof are based on 79,262,689 shares of Common Stock issued and outstanding as of August 14, 2018, as reported in the Issuer’s Form 6-K filed with the SEC on August 14, 2018.

(i) Mr. Schottenfeld has (x) sole voting and dispositive power with respect to 3,337,540 shares of the Issuer’s Common Stock, which includes (1) the 131,400 shares of the Issuer’s Common Stock through his affiliated personal accounts, (2) the 400,000 shares of the Issuer’s Common Stock through his trading portfolio at Koyote Trading, and (3) the 2,806,140 shares of the Issuer’s Common Stock through Schottenfeld Associates (as the manager of Winchester, which is the general partner of Schottenfeld Associates) and (y) shared voting and dispositive power with respect to 143,200 Other Trader Shares held in other trading portfolios in Koyote Trading, over which Mr. Schottenfeld holds veto power as the manager and member of Schottenfeld GP (which is the general partner of Schottenfeld Holdings that wholly owns Koyote Group, which is, in turn, the manager and sole member of Koyote Trading). Accordingly, Mr. Schottenfeld may be deemed to beneficially own 4.4% of the Issuer’s issued and outstanding Common Stock.

(ii) As the general partner of Schottenfeld Holdings, which wholly owns Koyote Group (which is the manager and sole member of Koyote Trading), Schottenfeld GP has shared voting and dispositive power with respect to 543,200 shares of Common Stock, which are held by Koyote Trading. Accordingly, Schottenfeld GP may be deemed to beneficially own 0.7% of the Issuer’s issued and outstanding Common Stock.

(iii) As the owner of Koyote Group, which is the manager and sole member of Koyote Trading, Schottenfeld Holdings has shared voting and dispositive power with respect to 543,200 shares of Common Stock, which are held by Koyote Trading. Accordingly, Schottenfeld Holdings may be deemed to beneficially own 0.7% of the Issuer’s issued and outstanding Common Stock.

(iv) As the manager and sole member of Koyote Trading, Koyote Group has shared voting and dispositive power with respect to 543,200 shares of Common Stock, which are held by Koyote Trading. Accordingly, Koyote Group may be deemed to beneficially own 0.7% of the Issuer’s issued and outstanding Common Stock.

(v) As holder of the shares, Koyote Trading has sole voting and dispositive power with respect to 543,200 shares of Common Stock. Accordingly, Koyote Trading may be deemed to beneficially own 0.7% of the Issuer’s issued and outstanding Common Stock.

(vi) As the general partner of Schottenfeld Associates, Winchester has shared voting and dispositive power with respect to 2,806,140 shares of Common Stock, which are held by the Schottenfeld Associates. Accordingly, Winchester may be deemed to beneficially own 3.5% of the Issuer’s issued and outstanding Common Stock.

(vii) As holder of the shares, Schottenfeld Associates has sole voting and dispositive power with respect to 2,806,140 shares of Common Stock. Accordingly, Schottenfeld Associates may be deemed to beneficially own 3.5% of the Issuer’s issued and outstanding Common Stock.

(c)

Koyote Trading has given effect to transactions in the open market with respect to the Issuer’s Common Stock during the past 60 days as set forth on Appendix A. All of the “purchase” transactions were made at the direction of traders within Koyote Trading other than Mr. Schottenfeld, and thus are Other Trader Shares.

(d)

No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock held by the Reporting Persons other than the Reporting Persons.

(e)	As of approximately January 5, 2018, the Reporting Persons ceased to be the beneficial owners of 5% of outstanding shares of Common Stock.

Appendix A

Date	Transaction	Shares		Price
9/11/2018	Purchase of shares of Common Stock	10,000		$3.79	(1)
9/14/2018	Purchase of shares of Common Stock	10,000		$3.83	(1)
9/20/2018	Sale of shares of Common Stock	291,115	(2)	$4.65

(1)

The price reported in this column is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions. The reported price for the share purchases made on September 11, 2018, is based on prices ranging from a low of $3.70 per share to a high of $3.89 per share. The reported price for the share purchases made on September 14, 2018, is based on prices ranging from a low of $3.78 per share to a high of $3.91 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price set forth above.

(2)

Of the shares of Common Stock sold on September 20, 2018, 237,115 shares were from Mr. Schottenfeld’s personal trading portfolio at Koyote Trading while the other 54,000 shares were Other Trader Shares from trading portfolios controlled by other traders within Koyote Trading.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 26, 2018

RICHARD P. SCHOTTENFELD
/s/ Richard P. Schottenfeld
Richard P. Schottenfeld
SCHOTTENFELD GROUP GP LLC
By:	/s/ Richard P. Schottenfeld
Richard P. Schottenfeld Manager
SCHOTTENFELD GROUP HOLDINGS, L.P.
By: Schottenfeld Group GP LLC, its general partner
By: /s/ Richard P. Schottenfeld
Richard P. Schottenfeld Manager
KOYOTE CAPITAL GROUP LLC
By:	/s/ Richard P. Schottenfeld
Richard P. Schottenfeld
Authorized Person
KOYOTE TRADING LLC
By:	/s/ Richard P. Schottenfeld
Richard P. Schottenfeld
Authorized Person
WINCHESTER HOLDINGS, L.L.C.
By:	/s/ Richard P. Schottenfeld
Richard P. Schottenfeld
Manager

SCHOTTENFELD ASSOCIATES, L.P.
By: Winchester Holdings, L.L.C., its general partner
By: /s/ Richard P. Schottenfeld
Richard P. Schottenfeld Manager